SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

January 7, 2014

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period November 27, 2013 to January 7, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	January 7, 2014

To:	Market Announcements Office
Australian Securities Exchange

Public Announcement 2014 – 1AWC

As foreshadowed in the Company’s announcement of 27 November 2013, Mr John Bevan retired on 31 December 2013 as Chief Executive Officer and Executive Director of the Company.

The Company also announced that Mr Peter Day would join the Board as a Non-executive Director from 1 January 2014.

Mr Peter Hay also retired as a Non-executive Director effective from 31 January 2013.

Attached for release is a public announcement concerning Directors’ interests.

/s/ Stephen Foster

Stephen Foster
Company Secretary

2 January 2014

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John BEVAN

Date of last notice	8 August 2013

Date that director ceased to be director	31 December 2013

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities	844,167 fully paid ordinary shares

+ See chapter 19 for defined terms.

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Securities held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.	684,146 fully paid Alumina Limited ordinary shares

Securities held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.	50,506 fully paid ordinary shares held by

Securities held directly by John Bevan	109,515 fully paid ordinary shares

Part 3 – Director’s interests in contracts

Detail of contract	Performance Rights granted under Alumina Long Term Incentive Plan

Nature of interest	Performance Rights granted under Alumina Long Term Incentive Plan

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	1,556,185 Performance Rights in Alumina Limited under the Alumina Long Term Incentive Plan held, subject to future performance testing.

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	(William) Peter DAY

Date of appointment	1 January 2014

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities	NIL

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Not applicable	Not applicable

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NIL

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter Algernon Franc HAY

Date of last notice	9 June 2009

Date that director ceased to be director	31 December 2013

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities	112,598 Fully paid Alumina Limited ordinary shares

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Securities held by Auxesis Investments Pty Ltd on behalf of Auxesis Super Fund of which Mr Hay is a beneficiary.	112,598 fully paid Alumina Limited ordinary shares

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

Form Last Updated by the NYSE on January 04, 2010

Foreign Private Issuer

Section 303A

Interim Written Affirmation

Alumina Limited (AWC) (the “Company”) hereby notifies the New York Stock Exchange (“NYSE”) that, as of January 01, 2014, the following event has occurred (check all that apply):

☐	An audit committee member who was deemed independent is no longer independent

☑	A member has been added to the audit committee

☐	The Company or a member of its audit committee is eligible to rely on and is choosing to rely on a Securities Exchange Act Rule 10A-3 (“Rule 10A-3”) exemption

☐	The Company or a member of its audit committee is no longer eligible to rely on or is choosing to no longer rely on a previously applicable Rule 10A-3 exemption

☐	A member has been removed from the Company’s audit committee resulting in the Company no longer having a Rule 10A-3 compliant audit committee

☐	The Company determined on [1] that it no longer qualifies as a foreign private issuer and will be a domestic company under Section 303A on

A detailed description of each event checked above is included as Addendum A to this Interim Written Affirmation.

A.	Company is in Compliance

If the Company is in compliance with Section 303A.062 following the event(s) checked above, it must check the box below.

☑	The Company hereby affirms to the NYSE that, as of the date of this Interim Written Affirmation, it is in full compliance with Rule 10A-3.

B.	Company is not in Compliance[3]

If the Company is not in compliance with Rule 10A-3 following the event(s) checked above, it must check the box below and provide detailed disclosure on Exhibit A noting the standard it is not in compliance with, the reason for such noncompliance and a specific timetable for its return to compliance.

☐	The Company hereby affirms to the NYSE that, as of the date of this Interim Written Affirmation, it is not in compliance with Rule 10A-3.

[1]	Determination Date is defined for purposes of Section 303A.00 to be the date at the end of the company’s most recently completed second fiscal quarter when it tested its status as a foreign private issuer under Securities Exchange Act Rule 3b-4.
[2]	Section 303A.06 incorporates the requirements of Rule 10A-3 promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934.
[3]	If this Interim Written Affirmation has been signed by the Company’s CEO, the Company need not also submit a notice of noncompliance as required by Section 303A.12(b).

-1-	Date Submitted: Jan 02, 2014

Form Last Updated by the NYSE on January 04, 2010

C.	Additional Information

1) If the Company checked the box above indicating that an audit committee member is no longer independent, the Company has provided the name of that individual on Addendum A.

2) If the Company checked the box above indicating that a member has been added to the audit committee, such member satisfies the Rule 10A-3(b)(1) independence requirements or is exempt therefrom. Attached on Exhibit C is a list of the current members of the audit committee. Each audit committee member deemed independent is marked with an asterisk and, if an audit committee member is claiming a Rule 10A-3 exemption, the exemption claimed is noted on Exhibit C.

The following information is provided on Exhibit C for the newly added member of the audit committee who is also a director4:

•	brief biography;

•	share ownership in the Company*;

•	brief description of any direct or indirect consulting, advisory or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(A)*;

•	indication of whether the audit committee member is an affiliated person of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B)*.

* The Company has indicated on Exhibit C if the audit committee member does not own any shares of the Company, does not have any fee arrangements with the Company or its subsidiaries and/or is not an affiliated person of the Company or its subsidiaries.

If the newly added member of the audit committee is relying on a Rule 10A-3 exemption, a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual is provided on Exhibit D.

3) If the Company checked the box above indicating that it or a member of its audit committee is eligible to rely on and is choosing to rely on a Rule 10A-3 exemption, a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual relying on the exemption, if applicable, is provided on Exhibit D.

4) If the Company checked the box indicating that it, or a member of its audit committee, is no longer eligible to rely on or is choosing to no longer rely on a previously applicable Rule 10A-3 exemption and, as a result, is now required to have an audit committee or restructure its audit committee, attached on Exhibit C is a list of the current members of the audit committee. Each audit committee member deemed independent is marked with an asterisk and, if an audit committee member is claiming a Rule 10A-3 exemption, the exemption claimed is noted on Exhibit C.

The following information is provided on Exhibit C for each member of the audit committee who is also a director of the Company4:

•	brief biography;

•	share ownership in the Company*;

•	brief description of any direct or indirect consulting, advisory or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(A)*;

•	indication of whether the audit committee member is an affiliated person of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B)*.

[4]	If any or all such information is available through a U.S. Securities and Exchange Commission filing, the Company can specify the location of such disclosure on Exhibit C in lieu of restating the information.

-2-	Date Submitted: Jan 02, 2014

Form Last Updated by the NYSE on January 04, 2010

* The Company has indicated on Exhibit C if the audit committee member does not own any shares of the Company, does not have any fee arrangements with the Company or its subsidiaries and/or is not an affiliated person of the Company or its subsidiaries.

If the Company or an individual member of its audit committee is relying on a Rule 10A-3 exemption, a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual relying on the exemption, if applicable, is provided on Exhibit D.

5) If the Company checked the box above indicating that a member has been removed from its audit committee resulting in the Company no longer having a Rule 10A-3 compliant audit committee, the Company has provided the name of that individual on Addendum A.

6) If the Company checked the box indicating that it has determined that it no longer qualifies as a foreign private issuer and will be considered a domestic company under Section 303A, it provided the Determination Date (as defined in Section 303A.00) and the date on which it will be required to file on domestic forms with the U.S. Securities and Exchange Commission in the blanks on page 1.

Certification

This Affirmation is signed by a duly authorized officer of, and on behalf of

Alumina Limited(AWC)
(Name of Company)

By:

Print Name:	Stephen Foster

Title:	Company Secretary

Date:	January 02, 2014

There is no specified form for Addendum A, Exhibit A or Exhibit C. The form of Exhibit D is specified and is available on www.nyx.com.

This affirmation may be submitted electronically through egovdirect.com. Alternatively, the completed form may be emailed, faxed or mailed:

Email:	corporategovernanceintl@nyx.com
Fax:	212.656.5780
Mail:	Corporate Compliance Department NYSE Regulation, Inc. 20 Broad Street, 13th Floor New York, NY 10005 Telephone: 212.656.4542

Note: THE NYSE WILL NOT ACCEPT IF RETYPED, MODIFIED OR IF ANY TEXT OR FOOTNOTES ARE DELETED. If you have any questions regarding applicability to your Company’s circumstances, please call the Corporate Compliance department prior to submission.

-3-	Date Submitted: Jan 02, 2014

Exhibits to

Foreign Private Issuer

Section 303A Written Affirmation

Alumina Limited (AWC)

Addendum A - Description of each event checked

Detailed description of each of the events checked is given below.

☑	A member has been added to the audit committee

Mr W Peter Day has been appointed to the audit committee

Exhibit C - Audit Committee (Section 303A.06)

The following is the list of the current members of the audit committee. Each audit committee member deemed independent is marked with an asterisk and any applicable audit committee member exemptions are also displayed.

Director Name	Exemption(s)

Emma Stein*	No Exemption taken

George J. Pizzey*	No Exemption taken

William Peter Day*	No Exemption taken

Mr W Peter Day does not own any shares of the Company.

-1-	Date Submitted: Jan 02, 2014

Exhibit C to

Foreign Private Issuer

Section 303A Interim Written Affirmation

Alumina Limited Audit Committee - New Member

Mr W Peter Day – LLB (Hons), MBA, FCA, FCPA,FAICD

Independent Non-Executive Director

Mr Day was appointed as a Director of Alumina Limited on 1 January 2014. He is a member of the Nomination and Compensation Committees and Audit Committee.

He is also currently a Non-executive Director of Ansell Limited, SAI Global Limited, Federation Centres and Non-executive Director and Chairman of Orbital Corporation Limited.

Mr Day has extensive experience in resource, finance and manufacturing sectors having held a number of senior positions with Bonlac Foods, Rio Tinto, CRA, Comalco and the Australian Securities and Investment Commission. He is a former Chief Financial Officer of Amcor Limited.

Mr Day’s direct and indirect interest in securities of Alumina Limited

Fully paid ordinary shares held	% shares held of issued capital	Options held
Nil	Nil	Nil

Ms Stein’s existing business relationships and/or fee arrangements with the Company

Existing business relationship/s	Fee arrangement/s
Nil	Director fee – AUD 170,000

Biographical information of the other members of the Audit Committee is available through Alumina Limited’s Form 20-F located on the U.S. Securities and Exchange Commission website and also Alumina Limited’s website www.aluminalimited.com

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